FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                           Santiago, July 27, 2015
Ger. Gen. N°  100/2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador General Bernardo O’Higgins N°1449
Santiago, Chile

                                                                                                                          Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

Regarding the initiative informed by the Company through significant events dated April 22, 2015 and April 28, 2015, and in compliance with provisions of the Official Letter N° 15,452 issued on July 20, 2015 by the Superintendence of Securities and Insurance, we hereby inform that the Board of Directors of Endesa Chile has unanimously resolved that in the case that the transaction to separate the generation and distribution activities in Chile from those performed by the Enersis’ Group outside Chile is approved, the corporate reorganization would be carried out through the following corporate transactions:

1.       Each companies, Chilectra S.A. (“Chilectra”) and Empresa Nacional de Electricidad S.A. (“Endesa Chile”) would be divided, and therefore, will cause the emergence of: (i) a new company from the division of Chilectra (“Chilectra Américas”) in which the shareholdings and assets that Chilectra owns abroad, as well as the liabilities linked thereto, will be allocated into it; and, (ii) a new company from the division of Endesa Chile (“Endesa Américas”), in which the shareholdings and assets that Endesa Chile owns abroad, as well as  liabilities linked thereto, will be allocated into it.

2.       Enersis, in turn, would be divided, creating  a new company (“Enersis Chile”) in which the shareholdings and assets of Enersis in Chile, including the shareholdings in Chilectra and Endesa Chile, (following the division of these companies as described previously) and liabilities linked thereto will be allocated. It will remain in the divided Enersis (which it will be denominated “Enersis Américas” following the division), the international shareholdings of Enersis as well as its shareholdings in the new companies, Chilectra Américas and Endesa Américas, that were created as a result of the aforementioned division of Chilectra and Endesa Chile and the liabilities related to them.

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

3.       Once the aforementioned divisions are materialized, Enersis Américas would absorb through a merge Chilectra Américas and Endesa Américas, and therefore, the latter companies would be dissolved without winding up, grouping all the non-Chilean participation of the Enersis Group. This merger, which involves two newly-incorporated companies (Endesa Américas and Chilectra Américas), shall be carried out as soon as legally possible pursuant to the provisions of the applicable regulations.

The resulting companies would be domiciled in Chile and their shares would be listed on the same stock exchanges as the existing companies of the Enersis Group. None of these abovementioned transactions would require additional financial contributions from shareholders.

The corporate scheme that the Board of Directors agreed to continue analyzing the corporate reorganization would be as follows:

The Endesa Chile’s Management has received a mandate from the Board of Directors to continue to develop the above-described operation with strictly compliance of the provisions of the Official Letter N° 15,452, in order to propose, where appropriate, to its shareholders, the required steps to complete this corporate reorganization. It is estimated that the first part of such transaction (referring to the aforementioned divisions of Enersis, Endesa Chile and Chilectra) may be agreed by their respective Board of Directors by defining a proposal that would be submitted to the approval of the respective Shareholders’ Meeting within the last quarter of this year and that the corporate reorganization could end during the third quarter of 2016.

Along these lines, it should be noted that the Superintendence of Securities and Insurance has confirmed through the mentioned Official Letter N° 15,452 that a corporate reorganization of this type would not constitute an operation between related parties pursuant to the provisions established in Title XVI under the Chilean Companies Act Law N°18,046.  However, among other aspects, the Superintendence pointed out that must be made available to all shareholders summoned to resolve the referred divisions (first step of the corporate reorganization), reports prepared by independent expert appraisers regarding the estimated value of the merging entities and estimations corresponding to exchange ratios.

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

Also, the Superintendence of Securities and Insurance has suggested that, considering the complexity of the transaction, the Company’s management may consider other measures to enable shareholders to have additional elements in order to adequately analyze this transaction. To that effect, the Board of Directors of Endesa Chile has resolved to propose that the Directors’ Committee explicitly pronounce on the above-described corporate reorganization.

Endesa Chile will continue to keep informed the market on the progress of this proposal.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:     Superintendent of Pensions

-          Santiago Stock Exchange - General Management

-          Electronic Stock Exchange - General Management

-          Valparaíso Stock Exchange - General Management

-          Fitch Ratings Risk Ltda. - General Management

-          Feller Rate Risk Rating Ltda -. (At .: Mr. Nicholas Martorell)

-          Risk Classification Commission - General Management (At. : Alejandro Muñoz)

-          Bondholders Representative (At. : Mr. Andrés Sepúlveda)

-          Central Securities Depository - General Management

-          Sr. Fabio Bonomo

-          Sra. Filipa Ramos

-          Enersis S.A. - General Management

-          Enersis S.A. – Legal

-          Enersis S.A. - Audit

-          Enersis S.A. - Regional Finance

-          Enersis S.A. - Communications

-          Enersis S.A. - Compliance and Capital Markets

-          Endesa Chile - Administration and Finance

-          Endesa Chile - Communications

-          Endesa Chile - Accounting

-          Endesa Chile - Legal

-          Endesa Chile - Investor Relations

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: July 29, 2015